Exhibit 99.45

Greenbrook TMS Reaches Milestone with More Than 500,000 Treatments

September 15, 2020 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, today announced it has delivered more than 500,000 TMS treatments since the Company was founded in 2011.

“Reaching 500,000 treatments represents more than 14,000 patients who have entrusted us to treat their depression and obsessive-compulsive disorder. We are confident that because of TMS treatment with us, these patients are now able to live fuller, richer lives,” said Bill Leonard, Greenbrook’s President and Chief Executive Officer. “When we opened our first TMS center nine years ago, our goal was to provide life-changing treatment in a safe and supportive care environment for people struggling with depression. Every one of these patients is someone’s loved one, co-worker or neighbor, and each patient’s healing causes positive ripple effects in families, workplaces and communities.”

In the first half of 2019, an estimated 6.6 percent1 of Americans had symptoms of depressive disorder. Recent data from the U.S. Census Bureau and Centers for Disease Control and Prevention indicates that number may have increased to nearly 25 percent since the beginning of the COVID-19 pandemic.2

“The consequences of the COVID-19 pandemic have strained people’s well-being and substantially increased the rates of depression,” said Geoffrey Grammer, MD, Greenbrook’s Chief Medical Officer. “Depression is a serious illness that can lead to significant health consequences, and all of Greenbrook’s affiliated physicians approach treating depression with a goal of helping our patients achieve total remission. That goal is what motivates and inspires us, and it is the reason we are so eager to continue our work.”

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 500,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com
1-855-797-4867

1 https://www.cdc.gov/nchs/data/nhis/earlyrelease/ERmentalhealth-508.pdf, accessed 9/9/2020

2 https://www.cdc.gov/nchs/covid19/pulse/mental-health.htm, accessed 9/9/2020